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                                                                      EXHIBIT 99

NEWS RELEASE

FOR MORE INFORMATION CONTACT: J. Bruce Riddle  or   Michael A. Reynolds
                              President/CEO         V.P./Chief Financial Officer
                              541 686-8685          541 686-8685

                              http://www.therightbank.com
                              E-mail:  banking@therightbank.com

FOR IMMEDIATE RELEASE
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                PACIFIC CONTINENTAL REVISES FIRST QUARTER RESULTS

  Engineer's Report Identifies Extensive Repairs for Two Foreclosed Properties

EUGENE, OR, May 10, 2002 ---Pacific Continental Corporation (Nasdaq: PCBK), the bank holding company for Pacific Continental Bank, today announced that it is revising the previously announced financial results for the first quarter ended March 31, 2002. This action comes as a result of the receipt of a professional engineer's report requested by Pacific Continental on two real estate properties that the bank had foreclosed on during the first quarter this year. The engineer's report identified extensive repairs that are required on both properties to restore the facilities to full operating condition.

Pacific Continental previously announced first quarter 2002 results on April 16, 2002 of $1.0 million with diluted earnings per share of $0.20. The revised results of $0.1 million or earnings per diluted share of $0.02 for the first quarter of 2002 reflect additional losses related to the reduced value of the underlying collateral. This additional provision only impacts the first quarter of 2002 reported results and does not affect any other reporting period.

As previously announced, during the first quarter 2002 the bank foreclosed and took possession of two hotel properties. Both properties were collateral for loans to a single borrower and at foreclosure had a combined loan balance of $3.0 million. Based on appraisals obtained in the fourth quarter 2001, the combined collateral value was $2.4 million after considering all estimated repair and holding costs. Although the bank recognized the properties needed repairs, the extent of the repairs identified by the recently received professional engineer's report was more extensive than initially estimated. Including the additional provision announced today, the two loans have been recorded as other real estate and carry a balance sheet figure of $864 thousand, $1.5 million lower than previously estimated.

"Although it is disappointing to receive this news at this time, we feel it is most prudent to take a conservative approach in valuing these assets," said J. Bruce Riddle, president and CEO of Pacific Continental. "We are pursuing remedies that may mitigate these losses; however, a successful resolution, if accomplished, cannot be expected in the near term" continued Riddle.

The bank is preparing both properties for sale. In the meantime, both Oregon coast properties are open and are being safely operated by professional management. The first property, a 40-unit motel, was found to have extensive unrepaired flood damage. Although the engineer's report indicates the damage is pervasive, we are advised that remediation can be accomplished and that the cost is quantifiable.

The second foreclosed property, a 50-unit hotel, was found to have major construction deficiencies. Although the building is less than four years old, the independent structural engineering inspection found substantial hidden structural damage. In this case, repair costs are difficult to determine, as the full extent of the damage cannot be assessed without removing the building exterior. Because of the uncertain nature of the repairs, the bank has recorded this asset at a value of $200 thousand, an amount less than the value of the underlying land and surface improvements.

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"It is important to note that these two properties relate to a single borrower and the character of the necessary repairs are specific to these two properties. The quality of our loan portfolio remains quite strong," emphasized Riddle. "As we previously reported, we continue to actively monitor our customers' businesses and the individual credits. Certainly the travel industry has been severely impacted, and we have other ongoing businesses within this market segment that are performing quite well. As is our prudent practice, we have carefully reviewed all of our hospitality loans and are comfortable with our level of reserves related to this industry segment," continued Riddle.

"Outside of the losses from this single borrower, results for the bank are very good, and continue to reflect our long history of superior performance," said Michael Reynolds, vice president and chief financial officer of Pacific Continental. "The bank's interest margin and other important industry measurements compare very favorably with our northwest and national peers. It is our underlying financial strength that we believe will enable us to weather these isolated situations. The bank remains well capitalized and has shown strong asset growth during 2002. Through March 31, 2002, growth in the bank's loan portfolio has exceeded $19 million since year-end, an annualized growth rate of thirty percent."

Pacific Continental Corporation plans to file its complete first quarter 2002 results on Form 10-Q with the SEC on May 14, 2002.

About Pacific Continental Bank

Pacific Continental Bank is the operating subsidiary of Pacific Continental Corporation with ten banking offices in western Oregon. The bank provides personalized services, including online and electronic banking, to meet the deposit and lending needs of professionals, communities and businesses. The SBA has consistently recognized the bank as one of the top lenders over the past five years. More information on Pacific Continental and its banking services can be found on its Website: www.therightbank.com

Safe Harbor

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: general economic conditions; business conditions in the banking industry; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition among financial institutions; fluctuating interest rate environments; cash flow, operating performance, availability of retained earning and decisions made by its board of directors with respect to dividend practices and similar matters. Readers are cautioned not to place undue reliance on the forward-looking statements. Pacific Continental Corporation undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this release. Readers should also carefully review any risk factors described in its Annual Report on Form 10K and other documents filed from time to time with the Securities Exchange Commission. This statement is included for the express purpose of invoking PSLRA's safe harbor provisions.

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